THE NOTTINGHAM COMPANY
                            116 South Franklin Street
                               Post Office Box 69
                        Rocky Mount, North Carolina 27802
                                 (252) 972-9922

                                November 9, 2006


VIA EDGAR
=========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549


Re: The Nottingham Investment Trust II - Registration Nos. 33-37458, 811-06199 Gardner Lewis Investment Trust - Registration Nos. 33-53800, 811-07324 Capital Management Investment Trust - Registration Nos. 33-85242,811-08822 New Providence Investment Trust - Registration Nos. 333-31359, 811-08295 Hillman Capital Management Investment Trust - Registration Nos. 333-44568,
               811-10085
     Turnaround Investment Trust - Registration Nos. 333-102328, 811-21275
     PMFM Investment Trust - Registration Nos. 333-103714, 811-21317
     Tilson  Investment  Trust -  Registration  Nos. 333-117597, 811-21606
     The Piedmont Investment Trust - Registration Nos. 333-121514, 811-21689 Giordano Investment Trust - Registration Nos. 333-126677, 811-21789
     DGHM Investment Trust - Registration  Nos. 333-137775, 811-21958
        (each of the above mentioned registered management investment companies is referred to hereinafter as a "Trust" or collectively as the "Trusts")
     ---------------------------------------------------------------------------


Ladies and Gentlemen:

In accordance with Rule 101(a)(iv) of Regulation S-T and Rule 17g-1 under the Investment Company Act of 1940, as amended, please find enclosed herewith copies of:

     (1) the current joint insured fidelity bond ("Joint Insured Fidelity Bond") for the Trusts;

     (2) the proposed resolutions of a majority of the board of trustees who are not "interested persons" of each Trust approving the form, type, coverage and amount of the bond, and the portion of the premium paid by each Trust;

     (3)  a detailed  listing of the portion of the premium  paid by each Trust;
          and

     (4) the allocation agreement between the above-mentioned Trusts pursuant to Rule 17g-1(f).


The minimum amount of the single insured bond which would have been provided and maintained by each of the above-mentioned entities had they not been named as insureds under the Joint Insured Fidelity Bond is as follows:

          The Nottingham Investment Trust II - $750,000
          Gardner Lewis Investment Trust - $900,000
          Capital Management Investment Trust - $300,000
          New Providence Investment Trust - $300,000
          Hillman Capital Management Investment Trust - $525,000
          Turnaround Investment Trust - $150,000
          PMFM Investment Trust - $450,000

          Tilson Investment Trust - $200,000
          The Piedmont Investment Trust - $200,000
          Giordano Investment Trust - $100,000

The premium that has been paid under the Joint Insured Fidelity Bond covers the period from October 1, 2006 to October 1, 2007 for an aggregate coverage amount of $6,000,000. Additionally, the DGHM Investment Trust, a registered management investment company currently in the registration process with the Securities and Exchange Commission ("SEC"), and its one series, the DGHM All-Cap Value Fund, will be added to the Joint Insured Fidelity Bond when the SEC declares the DGHM All-Cap Value Fund's respective registration statement to be effective.

Sincerely,

/s/ Julian G. Winters

Julian G. Winters
Secretary,
     The Nottingham Investment Trust II
     Gardner Lewis Investment Trust
     Capital Management Investment Trust
     New Providence Investment Trust
     Hillman Capital Management Investment Trust
     Turnaround Investment Trust
     PMFM Investment Trust
     Tilson Investment Trust
     The Piedmont Investment Trust
     Giordano Investment Trust
Trustee, DGHM Investment Trust


Enclosures


CC:      Jeffrey T. Skinner, Esq.
         Kilpatrick Stockton LLP
         1001 West Fourth Street
         Winston-Salem, North Carolina  27101

         F. Scott Thomas, Esq.
         Parker Poe Adams and Bernstein LLP
         Three Wachovia Center
         401 South Tryon Street, Suite 3000
         Charlotte, North Carolina 28202

                            INVESTMENT COMPANY BOND

                        GREAT AMERICAN INSURANCE COMPANY

           (A Stock Insurance Company, Herein Called the Underwriter)


DECLARATIONS                                            Bond No.  124-40-49 - 09
________________________________________________________________________________

Item 1. Name of Insured (herein called Insured):   The Nottingham Company
        Principal Address:                         116 South Franklin Street
                                                   P.O. Box 69
                                                   Rocky Mount, NC  27802-0069
________________________________________________________________________________

Item 2.  Bond Period from 12:01 a.m.  10/01/2006  to 12:01 a.m.  10/01/2007  the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

________________________________________________________________________________
Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

         Amount applicable to

                                                         Limit of Liability       Deductible
                                                         ------------------       ----------
Insuring Agreement (A)-FIDELITY                          $6,000,000                $25,000
Insuring Agreement (B)-ON PREMISES                       $6,000,000                $25,000
Insuring Agreement (C)-IN TRANSIT                        $6,000,000                $25,000
Insuring Agreement (D)-FORGERY OR ALTERATION             $6,000,000                $25,000
Insuring Agreement (E)-SECURITIES                        $6,000,000                $25,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY              $6,000,000                $25,000
Insuring Agreement (G)-STOP PAYMENT                      $  100,000                $ 5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT    $  100,000                $ 5,000
Insuring Agreement (I)-AUDIT EXPENSE                     $  100,000                $ 5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS       $6,000,000                $25,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES           $  100,000                $ 5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS                  $6,000,000                $25,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS           Not Covered               $N/A


If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.
________________________________________________________________________________
Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A
________________________________________________________________________________
Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. 1 & 2
________________________________________________________________________________
Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 124-40-49
         - 08 such termination or cancellation to be effective as of the time this bond becomes effective.

                                                By: /s/ Frank J. Scherhorrfer
                                                    ____________________________
                                                    Authorized Representative

                            INVESTMENT COMPANY BOND

     The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

                              INSURING AGREEMENTS

(A) FIDELITY

     Loss resulting from any dishonest    (C) IN TRANSIT
or   fraudulent   act(s),    including
Larceny or  Embezzlement  committed by         Loss of Property  (occurring with
an Employee, committed anywhere and or without negligence or violence) whether committed alone or in through robbery, Larceny, theft, collusion with others, including loss hold-up, misplacement, mysterious
of Property  resulting  from such acts    unexplainable   disappearance,   being
of an Employee, which Property is held lost or otherwise made away with, by the Insured for any purpose or in damage thereto or destruction thereof, any capacity and whether so held and loss of subscription, conversion, gratuitously or not and whether or not redemption or deposit privileges
the Insured is liable therefore.          through  the  misplacement  or loss of
                                          Property,  while  the  Property  is in
     Dishonest or fraudulent act(s) as transit anywhere in the custody of any used in this Insuring Agreement shall person or persons acting as messenger, mean only dishonest or fraudulent except while in the mail or with a
act(s) committed by such Employee with    carrier   for  hire,   other  than  an
the manifest intent:                      armored motor vehicle company, for the
                                          purpose   of   transportation,    such
     (a)  to  cause  the   Insured  to    transit  to  begin   immediately  upon
          sustain such loss; and          receipt  of  such   Property   by  the
     (b) to obtain financial benefit transporting person or persons, and to for the Employee, or for any end immediately upon delivery thereof
          other person or organization    at destination.
          intended by the  Employee to
          receive such benefit,  other    (D) FORGERY OR ALTERATION
          than salaries,  commissions,
          fees,  bonuses,  promotions,         Loss    through     FORGERY    or
          awards,    profit   sharing,    ALTERATION  of,  on or in any bills of
          pensions  or other  employee    exchange, checks, drafts, acceptances,
          benefits earned in the certificates of deposit, promissory normal course of employment. notes, or other written promises,
                                          orders  or   directions  to  pay  sums
                                          certain  in  money  due  bills,  money
(B) ON PREMISES                           orders,  warrants,  orders upon public
                                          treasuries, letters of credit, written
     Loss of Property (occurring with instructions, advices or applications or without negligence or violence) directed to the Insured, authorizing through robbery, burglary, Larceny, or acknowledging the transfer, theft, holdup, or other fraudulent payment, delivery or receipt of funds
means,    misplacement,     mysterious    or  Property,  which  instructions  or
unexplainable  disappearance,   damage    advices  or  applications  purport  to
thereto or destruction thereof, have been signed or endorsed by any abstraction or removal from the customer of the Insured, shareholder possession, custody or control of the or subscriber to shares, whether Insured, and loss of subscription, certificated or uncertificated, of any conversion, redemption or deposit Investment Company or by any financial privileges through the misplacement or or banking institution or stock-broker loss of Property, while the Property but which instructions, advices or is (or is supposed or believed by the applications either bear the forged
Insured to be) lodged or deposited signature or endorsement or have been within any offices or premises located altered without the knowledge and anywhere, except in an office listed consent of such customer, shareholder in Item 4 of the Declarations or or subscriber to shares, whether amendment thereof or in the mail or certificated or uncertificated, of an with a carrier for hire other than an Investment Company, financial or armored motor vehicle company, for the banking institution or stockbroker,
purpose of transportation.                withdrawal  orders or receipts for the
                                          withdrawal  of funds or  Property,  or
        Offices and Equipment             receipts  or  certificates  of deposit
                                          for  Property  and bearing the name of
(1) Loss of or damage to furnishings, the Insured as issuer, or of another fixtures, stationary, supplies or Investment Company for which the equipment, within any of the Insured acts as agent, excluding, Insured's offices covered under however, any loss covered under this bond caused by Larceny or Insuring Agreement (F) hereof whether theft in, or by burglary, robbery or not coverage for Insuring Agreement or hold-up of such office, or (F) is provided for in the
     attempt thereat,  or by vandalism    Declarations of this bond.
     or  malicious  mischief;  or
                                               Any   check  or  draft  (a)  made
(2)  loss  through  damage to any such    payable  to  a  fictitious  payee  and
     office by Larceny or theft in, or endorsed in the name of such by burglary, robbery or hold-up fictitious payee or (b) procured in a of such office or attempt transaction with the maker or drawer thereat.

thereof or with one acting as an agent         The word  "counterfeited" as used
of such  maker  or  drawer  or  anyone    in this  Insuring  Agreement  shall be
impersonating   another  and  made  or    deemed to mean any security,  document
drawn    payable   to   the   one   so    or other written  instrument  which is
impersonated  and  endorsed  by anyone    intended  to  deceive  and to be taken
other than the one impersonated, shall    for    an    original.
be  deemed  to be  forged  as to  such         Mechanically reproduced facsimile
endorsement.  Mechanically  reproduced    signatures  are  treated  the  same as
facsimile  signatures  are treated the    handwritten signatures.
same as handwritten signatures.
                                          (F) COUNTERFEIT CURRENCY
(E) SECURITIES
                                               Loss  through  the receipt by the
     Loss  sustained  by the  Insured,    Insured,   in  good   faith,   of  any
including loss sustained by reason of counterfeited money orders or altered a violation of the constitution, paper currencies or coin of the United by-laws, rules or regulations of any States of America or Canada issued or Self Regulatory Organization of which purporting to have been issued by the the Insured is a member or which would United States of America or Canada or have been imposed upon the Insured by issued pursuant to a United States of the constitution, by-laws, rules or America or Canadian statute for use as
regulations  of  any  Self  Regulatory    currency.
Organization if the Insured had been a
member thereof,                           (G) STOP PAYMENT

(1)  through the Insured's  having, in         Loss  against  any and  all  sums
     good  faith and in the  course of    which   the   Insured   shall   become
     business,  whether  for  its  own    obligated  to  pay  by  reason  of the
     account  or for  the  account  of    Liability  imposed upon the Insured by
     others,  in  any  representative,    law for damages:
     fiduciary,  agency  or any  other
     capacity,  either gratuitously or         For having  either  complied with
     otherwise, purchased or otherwise         or  failed  to  comply  with  any
     acquired,  accepted or  received,         written  notice of any  customer,
     or sold or  delivered,  or  given         shareholder  or subscriber of the
     any value, extended any credit or         Insured    or   any    Authorized
     assumed  any  liability,  on  the         Representative  of such customer,
     faith  of,  or  otherwise   acted         shareholder or subscriber to stop
     upon, any  securities,  documents         payment  of any  check  or  draft
     or  other   written   instruments         made or drawn  by such  customer,
     which prove to have been                  shareholder  or subscriber or any
     (a)  counterfeited, or                    Authorized Representative of such
     (b)  forged  as to the  signature         customer,      shareholder     or
          of   any   maker,    drawer,         subscriber, or
          issuer, endorser,  assignor,
          lessee,  transfer  agent  or         For  having  refused  to pay  any
          registrar,  acceptor, surety         check or  draft  made or drawn by
          or  guarantor  or as to  the         any  customer,   shareholder   or
          signature   of  any   person         subscriber of the Insured, or any
          signing    in   any    other         Authorized Representative of such
          capacity, or                         customer,      shareholder     or
     (c)  raised or otherwise altered,         subscriber.
          or lost, or stolen, or
                                          (H) UNCOLLECTIBLE ITEMS OF DEPOSIT
(2)  through the Insured's  having, in
     good  faith and in the  course of         Loss  resulting  from payments of
     business,  guaranteed  in writing    dividends   or   fund    shares,    or
     or   witnessed   any   signatures    withdrawals    permitted    from   any
     whether       for        valuable    customer's,      shareholder's      or
     consideration  or not and whether    subscriber's    account   based   upon
     or  not  such   guaranteeing   or    Uncollectible  items of  Deposit  of a
     witnessing  is  ultra  vires  the    customer,  shareholder  or  subscriber
     Insured,   upon  any   transfers,    credited   by  the   Insured   or  the
     assignments, bills of sale, Insured's agent to such customer's, powers of attorney, guarantees, shareholder's or subscriber's Mutual
     endorsements or other obligations    Fund Account: or
     upon or in  connection  with  any         loss  resulting  from any item of
     securities,  documents  or  other    Deposit processed through an Automated
     written instruments and which Clearing House which is reversed by pass or purport to pass title to the customer, shareholder or such securities, documents or subscriber and deemed uncollectible by
     other    written     instruments;    the Insured.
     EXCLUDING,   losses   caused   by         Loss   includes   dividends   and
     FORGERY or  ALTERATION  of, on or    interest  accrued not to exceed 15% of
     in  those   instruments   covered    the  Uncollectible   items  which  are
     under   Insuring   Agreement  (E)    deposited.
     hereof.                                   This Insuring  Agreement  applies
                                          to all  Mutual  Funds  with  "exchange
     Securities, documents or other privileges" if all Fund(s) in the written instruments shall be deemed to exchange program are insured by a mean original (including original Great American Insurance Company of
counterparts)       negotiable      or    Cincinnati, OH for Uncollectible Items
non-negotiable agreements which in and of Deposit. Regardless of the number of themselves represent an equitable of transactions between Fund(s) the interest, ownership, or debt, minimum number of days of deposit including an assignment thereof which within the Fund(s) before withdrawal instruments are in the ordinary course as declared in the Fund(s) prospectus of business, transferable by delivery shall begin from the date a deposit
of such  agreements with any necessary    was  first  credited  to  any  Insured
endorsement or assignment.                Fund(s).

(I) AUDIT EXPENSE                              instructions   in  the   ordinary
                                               course  of  business,  but  which
     Expense  incurred  by the Insured         test  key  has  been   wrongfully
for that  part of the  costs of audits         obtained  by a person who was not
or   examinations   required   by  any         authorized  to  initiate,   make,
governmental  regulatory  authority to         validate or  authenticate  a test
be conducted  either by such authority         key arrangement; and
or by  an  independent  accountant  by    (ii) fraudulently purport to have been
reason  of  the   discovery   of  loss         sent   by   such    customer   or
sustained  by the Insured  through any         financial institution,  but which
dishonest   or   fraudulent    act(s),         telefacsimile   instructions  are
including  Larceny or  Embezzlement of         transmitted without the knowledge
any  of  the   Employees.   The  total         or  consent of such  customer  or
liability of the  Underwriter for such         financial institution by a person
expense  by reason of such acts of any         other  than  such   customer   or
Employee or in which such  Employee is         financial  institution  and which
concerned   or   implicated   or  with         bear a forged signature.
respect    to   any   one   audit   or         "Telefacsimile" means a system of
examination  is  limited to the amount         transmitting written documents by
stated  opposite Audit Expense in Item         electronic signals over telephone
3  of  the   Declarations;   it  being         lines to equipment  maintained by
understood, however, that such expense         the     Insured     within    its
shall be deemed to be a loss sustained         communication    room   for   the
by the Insured  through any  dishonest         purposes of reproducing a copy of
or   fraudulent   act(s),    including         said  document.  It does not mean
Larceny or Embezzlement of one or more         electronic  communication sent by
of the  Employees  and  the  liability         Telex,  TWC, or electronic  mail,
under  this  paragraph   shall  be  in         or Automated Clearing House.
addition  to the  Limit  of  Liability
stated in  Insuring  Agreement  (A) in    (K) UNAUTHORIZED SIGNATURES
Item 3 of the Declarations.
                                               Loss resulting  directly from the
(J) TELEFACSIMILE TRANSMISSIONS           Insured  having   accepted,   paid  or
                                          cashed any check or withdrawal  order,
     Loss resulting by reason of the draft, made or drawn on a customer's Insured having transferred, paid or account which bears the signature or delivered any funds or Property, endorsement of one other than a person established any credit, debited any whose name and signature is on the
account, or given any value relying on    application  on file with the  Insured
any fraudulent  instructions sent by a    as a signatory on such account.
customer or financial  institution  by
Telefacsimile Transmission directed to         It shall be a condition precedent
the Insured, authorizing or to the Insured's right to recovery acknowledging the transfer, payment, under this Insuring Agreement that the or delivery of funds or property, the Insured shall have on file signatures
establishment of a credit, debiting of    of  all  persons  who  are  authorized
any account, or the giving of value by    signatories on such account.
the   Insured,   but   only   if  such
telefacsimile instructions:
(i)  bear a valid  test key  exchanged
     between   the   Insured   and   a
     customer  or  another   financial
     institution with authority to use
     such  test key for  Telefacsimile

                                GENERAL AGREEMENTS

(A)  ADDITIONAL  OFFICES OR EMPLOYEES-         an  additional  premium  shall be
     CONSOLIDATION OR MERGER-NOTICE            computed only if such acquisition
                                               involves  additional  offices  or
(1)  If the Insured shall,  while this         employees.
     bond is in force,  establish  any
     additional   office  or  offices,    (B) WARRANTY
     such  office or offices  shall be
     automatically  covered  hereunder         No statement made by or on behalf
     from the dates of their of the Insured, whether contained in establishment, respectively. No the application or otherwise, shall be notice to the Underwriter of an deemed to be a warranty of anything increase during any premium except that it is true to the best of
     period in the  number of  offices    the knowledge and belief of the person
     or in the number of  Employees at    making the statement.
     any   of  the   offices   covered
     hereunder  need be  given  and no    (C)  COURT COSTS AND  ATTORNEYS'  FEES
     additional  premium  need be paid         (Applicable   to   all   Insuring
     for the remainder of such premium         Agreements  or  Coverages  now or
     period.                                   hereafter  forming  part  of this
                                               bond)
(2)  If an Investment  Company,  named
     as Insured herein,  shall,  while         The  Underwriter  will  Indemnify
     this bond is in force, merge or the Insured against court costs and consolidate with, or purchase the reasonable attorneys' fees incurred assets of another institution, and paid by the Insured in defense, coverage for such acquisition whether or not successful, whether or shall apply automatically from not fully litigated on the merits and the date of acquisition. The whether or not settled of any suit or
     Insured shall notify the legal proceeding brought against the Underwriter of such acquisition Insured to enforce the Insured's within 60 days of said date, and liability or alleged liability on account of any loss, claim or damage event, the Insured shall give all which, if established against the reasonable information and assistance Insured, would constitute a loss which the Underwriter shall deem
sustained by the Insured covered under    necessary  to the  proper  defense  of
the  terms  of  this  bond   provided,    such suit or legal proceeding.
however, that with respect to Insuring         If  the  Insured's  liability  or
Agreement  (A)  this  indemnity  shall    alleged  liability is greater than the
apply only in the event that              amount recoverable under this bond, or
                                          if a Deductible  Amount is applicable,
(1) an Employee admits to being the liability of the Underwriter under guilty of any dishonest or this General Agreement is limited to
     fraudulent   act(s),    including    that percentage of litigation  expense
     Larceny or Embezzlement; or          determined  by pro  ration of the bond
(2) an Employee is adjudicated to be limit of liability to the amount guilty of any dishonest or claimed, after the application of any
     fraudulent   act(s),    including    deductible.  This  litigation  expense
     Larceny or Embezzlement;             will be in  addition  to the  Limit of
(3)  in  the  absence  of  (1)  or (2)    Liability for the applicable  Insuring
     above   an   arbitration    panel    Agreement.
     agrees,  after  a  review  of  an
     agreed  statement of facts,  that
     an Employee would be found guilty    (D) FORMER EMPLOYEE
     of  dishonesty  if such  Employee
     were prosecuted.                          Acts of  Employee,  as defined in
                                          this bond,  are covered under Insuring
     The Insured shall promptly give Agreement (A) only while the Employee notice to the Underwriter of any such is in the Insured's employ. Should suit or legal proceeding and at the loss involving a former Employee of request of the Underwriter shall the Insured be discovered subsequent furnish it with copies of all to the termination of employment, pleadings and other papers therein. At coverage would still apply under the Underwriter's election the Insured Insuring Agreement (A) if the direct shall permit the Underwriter to proximate cause of the loss occurred conduct the defense of such suit or while the former Employee performed legal proceeding, in the Insured's duties within the scope of his/her
name,   through   attorneys   of   the    employment.
Underwriter's   selection.   In   such

                        THE FOREGOING  INSURING  AGREEMENTS
                      AND GENERAL  AGREEMENTS  ARE SUBJECT TO
                            THE FOLLOWING CONDITIONS AND
                                    LIMITATIONS:

SECTION 1. DEFINITIONS

     The following  terms,  as used in              within   the  scope  of  the
this bond,  shall have the  respective              usual  duties of an  officer
meanings stated in this Section:                    or employee or while  acting
                                                    as a member of any committee
(a)  "Employee" means:                              duly elected or appointed to
     (1)  any   of    the    Insured's              examine  or  audit  or  have
          officers,    partners,    or              custody  of or access to the
          employees, and                            Property of the Insured, and
     (2)  any  of  the   officers   or         (6)  any       individual      or
          employees of any predecessor              individuals    assigned   to
          of   the    Insured    whose              perform the usual  duties of
          principal     assets     are              an   employee   within   the
          acquired  by the  Insured by              premises  of the  Insured by
          consolidation    or   merger              contract,  or by any  agency
          with,  or purchase of assets              furnishing         temporary
          of  capital  stock  of  such              personnel on a contingent or
          predecessor, and                          part-time basis, and
     (3)  attorneys  retained  by  the         (7)  each     natural     person,
          Insured  to  perform   legal              partnership  or  corporation
          services for the Insured and              authorized     by    written
          the    employees   of   such              agreement  with the  Insured
          attorneys     while     such              to   perform   services   as
          attorneys  or the  employees              electronic data processor of
          of   such    attorneys   are              checks  or other  accounting
          performing such services for              records of the Insured,  but
          the Insured, and                          excluding any such processor
     (4)  guest   students    pursuing              who acts as  transfer  agent
          their  studies  or duties in              or  in  any   other   agency
          any   of    the    Insured's              capacity in issuing  checks,
          offices, and                              drafts or securities for the
     (5)  directors or trustees of the              Insured,   unless   included
          Insured,    the   investment              under   Sub-   section   (9)
          advisor,         underwriter              hereof, and
          (distributor),      transfer         (8)  those  persons so designated
          agent,     or    shareholder              in   section   15,   Central
          accounting record keeper, or              Handling of Securities, and
          administrator  authorized by
          written  agreement  to  keep         (9)  any   officer,   partner  or
          financial    and/or    other              Employee of
          required  records,  but only              a)   an investment advisor,
          while performing acts coming              b)   an underwriter
                                                         (distributor),
     c)   a    transfer    agent    or         an   interest  or  in  which  the
          shareholder       accounting         Insured  acquired  or should have
          record-keeper, or                    acquired an interest by reason of
     d)   an administrator  authorized         a     predecessor's      declared
          by written agreement to keep         financial  condition  at the time
          financial    and/or    other         of the Insured's consolidation or
          required records,                    merge  with,  or  purchase of the
     for an Investment Company,  named         principal    assets   of,    such
     as Insured while  performing acts         predecessor  or which are held by
     coming  within  the  scope of the         the Insured for any purpose or in
     usual  duties  of an  officer  or         any  capacity and whether so held
     Employee   of   any    Investment         by the Insured for any purpose or
     Company named as Insured  herein,         in any  capacity  and  whether so
     or while  acting  as a member  of         held   gratuitously  or  not  and
     any  committee  duly  elected  or         whether  or not  the  Insured  is
     appointed  to examine or audit or         liable therefor.
     have  custody of or access to the    (c)  "Forgery"  means the  signing  of
     Property  of any such  Investment         the  name  of  another  with  the
     Company,   provided   that   only         intent  to  deceive;  it does not
     Employees   or   partners   of  a         include  the signing of one's own
     transfer    agent,    shareholder         name with or  without  authority,
     accounting   record-   keeper  or         in  any  capacity,   or  for  any
     administrator    which    is   an         purpose.
     affiliated  person as  defined in    (d)  "Larceny and  Embezzlement" as it
     the  Investment  Company  Act  of         applies  to  any  named   Insured
     1940,  of an  Investment  Company         means  those acts as set forth in
     named   as   Insured   or  is  an         Section  37  of  the   Investment
     affiliated person of the adviser,         Company Act of 1940.
     underwriter or  administrator  of    (e)  "Items of Deposit"  means any one
     such  Investment   Company,   and         or more checks and drafts.
     which  is not a  bank,  shall  be
     included within the definition of
     Employee.                            SECTION 2. EXCLUSIONS
     Each    employer   of   temporary
     personnel  or  processors  as set    THIS BOND DOES NOT COVER:
     forth in Sub-Sections (6) and (7)
     of   Section   1  (a)  and  their    (a)  loss    effected    directly   or
     partners,  officers and employees         indirectly by means of forgery or
     shall  collectively  be deemed to         alteration   of,  on  or  in  any
     be  one   person   for   all  the         instrument,  except when  covered
     purposes of this bond, excepting,         by Insuring  Agreement  (A), (D),
     however,  the last  paragraph  of         (E) or (F).
     Section  13.                         (b)  loss   due  to  riot   or   civil
     Brokers,  or other  agents  under         commotion   outside   the  United
     contract  or  representatives  of         States of America and Canada;  or
     the same general  character shall         loss  due to  military,  naval or
     not be considered Employees.              usurped     power,     war     or
(b)  "Property"   means   money  (i.e.         insurrection   unless  such  loss
     currency,   coin,   bank   notes,         occurs   in    transit   in   the
     Federal Reserve  notes),  postage         circumstances recited in Insuring
     and revenue stamps,  U.S. Savings         Agreement  (D), and unless,  when
     Stamps, bullion,  precious metals         such transit was initiated, there
     of all  kinds and in any form and         was no  knowledge  of such  riot,
     articles made therefrom, jewelry,         civil commotion,  military, naval
     watches,  necklaces,   bracelets,         or   usurped   power,    war   or
     gems,  precious and semi-precious         insurrection  on the  part of any
     stones,    bonds,     securities,         person  acting for the Insured in
     evidences  of debts,  debentures,         initiating such transit.
     scrip,   certificates,    interim    (c)  loss,  in time of  peace  or war,
     receipts, warrants, rights, puts,         directly or indirectly  caused by
     calls,    straddles,     spreads,         or resulting  from the effects of
     transfers, coupons, drafts, bills         nuclear   fission  or  fusion  or
     of exchange,  acceptances, notes,         radioactivity; provided, however,
     checks,  withdrawal orders, money         that  this  paragraph  shall  not
     orders, warehouse receipts, bills         apply  to  loss   resulting  from
     of  lading,   conditional   sales         industrial    uses   of   nuclear
     contracts,  abstracts  of  title,         energy.
     insurance    policies,     deeds,    (d)  loss  resulting from any wrongful
     mortgages   under   real   estate         act or acts of any  person who is
     and/or    chattels    and    upon         a   member   of  the   Board   of
     interests      therein,       and         Directors  of  the  Insured  or a
     assignments   of  such  policies,         member of any equivalent  body by
     mortgages  and  instruments,  and         whatsoever name known unless such
     other valuable papers,  including         person is also an  Employee or an
     books  of   account   and   other         elected  official,  partial owner
     records  used by the  Insured  in         or partner of the Insured in some
     the conduct of its business,  and         other   capacity,   nor,  in  any
     all other instruments  similar to         event,  loss  resulting  from the
     or in the nature of the foregoing         act or acts of any  person  while
     including              Electronic         acting  in  the   capacity  of  a
     Representations      of      such         member    of   such    Board   or
     Instruments enumerated above (but         equivalent body.
     excluding  all  data   processing    (e)  loss  resulting from the complete
     records) in which the Insured has         or  partial   nonpayment  of,  or
                                               default   upon,   any   loan   or
                                               transaction  in the nature of, or
                                               amounting  to, a loan  made by or
                                               obtained  from the Insured or any
                                               of  its  partners,  directors  or
     Employees,  whether authorized or         depositor  or  representative  of
     unauthorized and whether procured         such  person,  who is within  the
     in good faith or  through  trick,         premises  of the  drawee  bank of
     artifice,    fraud    or    false         the  Insured or within the office
     pretenses,  unless  such  loss is         of the  Insured  at the  time  of
     covered under Insuring  Agreement         such  payment  or  withdrawal  or
     (A), (E) or (F).                          unless  such  payment  is covered
(f)  loss resulting from any violation         under Insuring Agreement (A).
     by the Insured or by any Employee
     (1)  of law  regulating  (a)  the    (m)  any    loss     resulting    from
          issuance,  purchase  or sale         Uncollectible  Items  of  Deposit
          of      securities,      (b)         which are drawn from a  financial
          securities transactions upon         institution   outside  the  fifty
          Security  Exchanges  or over         states  of the  United  States of
          the  counter   market,   (c)         America,  District  of  Columbia,
          Investment Companies, or (d)         and  territories  and possessions
          Investment Advisors, or              of the United  States of America,
     (2)  of any  rule  or  regulation         and Canada.
          made  pursuant  to any  such
          law.  unless  such loss,  in
          the  absence  of such  laws,    SECTION 3. ASSIGNMENT OF RIGHTS
          rules or regulations,  would
          be  covered  under  Insuring         This   bond   does   not   afford
          Agreements (A) or (E).          coverage in favor of any  Employers of
(g)  loss  of   Property  or  loss  of    temporary  personnel or of  processors
     privileges       through      the    as set forth in  sub-sections  (6) and
     misplacement or loss of Property (7) of Section 1(a) of this bond, as as set forth in Insuring aforesaid, and upon payment to the
     Agreement (C) or (D) while the insured by the Underwriter on account Property is in the custody of any of any loss through dishonest or armored motor vehicle company, fraudulent act(s) including Larceny or unless such loss shall be in Embezzlement committed by any of the excess of the amount recovered or partners, officers or employees of received by the Insured under (a) such Employers, whether acting alone the Insured's contract with said or in collusion with others, an armored motor vehicle company, assignment of such of the Insured's
     (b) insurance carried by said rights and causes of action as it may armored motor vehicle company for have against such Employers by reason the benefit of users of its of such acts so committed shall, to service, and (c) all other the extent of such payment, be given insurance and indemnity in force by the Insured to the Underwriter, and in whatsoever form carried by or the Insured shall execute all papers for the benefit of users of said necessary to secure to the Underwriter
     armored motor  vehicle  company's    the rights herein provided for.
     service, and then this bond shall
     cover  only  such   excess.
(h)  potential  income,  including but    SECTION 4.  LOSS-NOTICE-PROOF-LEGAL
     not  limited  to   interest   and                PROCEEDINGS
     dividends,  not  realized  by the
     Insured because of a loss covered         This  bond  is for  the  use  and
     under this bond, except as benefit only of the Insured named in included under Insuring Agreement the Declarations and the Underwriter
     (I).                                 shall not be liable hereunder for loss
(i) all damages of any type for which sustained by anyone other than the the Insured is legally liable, Insured unless the Insured, in its except direct compensatory sole discretion and at its option,
     damages   arising   from  a  loss    shall   include   such   loss  in  the
     covered under this bond.             Insured's   proof  of  loss.   At  the
(j)  loss  through  the  surrender  of    earliest   practicable   moment  after
     Property away from an office of discovery of any loss hereunder the the Insured as a result of a Insured shall give the Underwriter
     threat                               written  notice thereof and shall also
     (1) to do bodily harm to any within six months after such discovery person, except loss of furnish to the Underwriter affirmative
          Property in transit in the proof of loss with full particulars. custody of any person acting If claim is made under this bond for as messenger provided that loss of securities or shares, the when such transit was Underwriter shall not be liable unless initiated there was no each of such securities or shares is knowledge by the Insured of identified in such proof of loss by a
          any such threat, or             certificate  or bond number or,  where
     (2) to do damage to the premises such securities or shares are or Property of the Insured, uncertificated, by such identification except when covered under means as agreed to by the Underwriter.
          Insuring  Agreement (A).        The Underwriter shall have thirty days
(k) all costs, fees and other after notice and proof of loss within expenses incurred by the Insured which to investigate the claim, and in establishing the existence of this shall apply notwithstanding the or amount of loss covered under loss is made up wholly or in part of this bond unless such indemnity securities of which duplicates may be
     is  provided  for under  Insuring    obtained.    Legal   proceedings   for
     Agreement (I).                       recovery of any loss  hereunder  shall
(l) loss resulting from payments made not be brought prior to the expiration or withdrawals from the account of sixty days after such proof of loss of a customer of the Insured, is filed with the Underwriter nor
     shareholder   or   subscriber  to    after the  expiration  of  twenty-four
     shares       involving      funds    months  from  the  discovery  of  such
     erroneously   credited   to  such    loss,   except   that  any  action  or
     account, unless such payments are proceeding to recover hereunder on made to or withdrawn by such
account of any  judgment  against  the    repair.  If the  Underwriter  and  the
Insured  in  any  suit   mentioned  in    Insured  cannot  agree  upon such cash
General  Agreement  C  or  to  recover    value or such cost or  replacement  or
attorneys' fees paid in any such suit,    repair,  such shall be  determined  by
shall  be  begun  within   twenty-four    arbitration.
months  from the date  upon  which the
judgment  in such  suit  shall  become
final.  If any limitation  embodied in    SECTION 7.  LOST SECURITIES
this  bond  is  prohibited  by any law
controlling the  construction  hereof,         If the  Insured  shall  sustain a
such limitation  shall be deemed to be    loss of securities  the total value of
amended so as to be equal to the which is in excess of the limit stated minimum period of limitation permitted in Item 3 of the Declarations of this
by such law.                              bond, the liability of the Underwriter
     Discovery occurs when the Insured    shall be limited to  payment  for,  or
     (a)  becomes aware of facts, or      duplication  of,   securities   having
     (b) receives written notice of value equal to the limit stated in an actual or potential claim Item 3 of the Declarations of this
          by  a  third   party   which    bond.
          alleges  that the Insured is         If  the  Underwriter  shall  make
          liable under circumstance payment to the Insured for any loss of which would cause a reasonable person securities, the Insured shall to assume that a loss covered by the thereupon assign to the Underwriter bond has been or will be incurred even all of the Insured's rights, title and though the exact amount or details of interests in and to said securities.
loss may not be then known.                    With  respect to  securities  the
                                          value  of  which  do  not  exceed  the
                                          Deductible  Amount (at the time of the
SECTION 5.  VALUATION OF PROPERTY         discovery  of the  loss) and for which
                                          the   Underwriter   may  at  its  sole
     The value of any Property, except    discretion   and  option  and  at  the
books of accounts or other records request of the Insured issue a Lost used by the Insured in the conduct of Instrument Bond or Bonds to effect its business, for the loss of which a replacement thereof, the Insured will claim shall be made hereunder, shall pay the usual premium charged therefor be determined by the average market and will indemnify the Underwriter value of such Property on the business against all loss or expense that the day next preceding the discovery of Underwriter may sustain because of the such loss; provided, however, that the issuance of such Lost Instrument Bond
value of any Property  replaced by the    or Bonds.
Insured  prior to the payment of claim         With  respect to  securities  the
therefor shall be the actual market value of which exceeds the Deductible value at the time of replacement; and Amount (at the time of discovery of further provided that in case of a the loss) and for which the loss or misplacement of interim Underwriter may issue or arrange for certificates, warrants, rights, or the issuance of a Lost Instrument Bond other securities, the production which or Bonds to effect replacement is necessary to the exercise of thereof, the Insured agrees that it subscription, conversion, redemption will pay as premium therefor a or deposit privileges, the value proportion of the usual premium thereof shall be the market value of charged therefor, said proportion such privileges immediately preceding being equal to the percentage that the the expiration thereof if said loss or Deductible Amount bears to the value misplacement is not discovered until of the securities upon discovery of after their expiration. If no market the loss, and that it will indemnify price is quoted for such Property or the issuer of said Lost Instrument for such privileges, the value shall Bond or Bonds against all loss and be fixed by agreement between the expense that is not recoverable from
parties or by arbitration.                the  Underwriter  under  the terms and
     In case of any loss or  damage to    conditions of this INVESTMENT  COMPANY
Property   consisting   of   books  of    BOND subject to the Limit of Liability
accounts or other  records used by the    hereunder.
Insured   in   the   conduct   of  its
business,  the  Underwriter  shall  be
liable  under  this  bond only if such    SECTION 8. SALVAGE
books   or   records   are    actually
reproduced  and then for not more than         In case of recovery, whether made
the cost of blank books, blank pages by the Insured or by the Underwriter, or other materials plus the cost of on account of any loss in excess of labor for the actual transcription or the Limit of Liability hereunder plus copying of data which shall have been the Deductible Amount applicable to furnished by the Insured in order to such loss from any source other than
reproduce   such   books   and   other    suretyship,   insurance,  reinsurance,
records.                                  security or indemnity  taken by or for
                                          the  benefit of the  Underwriter,  the
SECTION 6.  VALUATION OF PREMISES AND     net amount of such recovery,  less the
            FURNISHINGS                   actual  costs and  expenses  of making
                                          same,  shall be applied  to  reimburse
     In case of damage to any office the Insured in full for the excess of the Insured, or loss of or damage portion of such loss, and the to the furnishings, fixtures, remainder, if any, shall be paid first stationary, supplies, equipment, safes in reimbursement of the Underwriter or vaults therein, the Underwriter and thereafter in reimbursement of the shall not be liable for more than the Insured for that part of such loss actual cash value thereof, or for more within the Deductible Amount. The than the actual cost of their Insured shall execute all necessary replacement or repair. The Underwriter papers to secure to the Underwriter
may, at its election,  pay such actual    the rights provided for herein.
cash value or make such replacement or

SECTION 9.  NON-REDUCTION AND             hereunder  on such loss or the  amount
            ON-ACCUMULATION OF            available  to the  Insured  under such
            LIABILITY AND                 other bonds,  or policies,  as limited
            TOTAL LIABILITY               by the terms and  conditions  thereof,
                                          for any such loss if the latter amount
     At all times prior to termination    be the larger.
hereof  this bond  shall  continue  in
force  for  the  limit  stated  in the
applicable  sections  of Item 3 of the    SECTION 11.  OTHER INSURANCE
Declarations      of     this     bond
notwithstanding  any previous loss for         If the  Insured  shall  hold,  as
which the Underwriter may have paid or indemnity against any loss covered be liable to pay hereunder; PROVIDED, hereunder, any valid and enforceable however, that regardless of the number insurance or suretyship, the of years this bond shall continue in Underwriter shall be liable hereunder force and the number of premiums which only for such amount of such loss shall be payable or paid, the which is in excess of the amount of liability of the Underwriter under such other insurance or suretyship, this bond with respect to all loss not exceeding, however, the Limit of
resulting form                            Liability of this bond  applicable  to
(a)  any one act of burglary,  robbery    such loss.
     or hold-up,  or attempt  thereat,
     in which no Partner  or  Employee
     is concerned or implicated  shall    SECTION 12.  DEDUCTIBLE
     be deemed to be one loss, or
(b)  any    one    unintentional    or         The  Underwriter   shall  not  be
     negligent act on the part of any liable under any of the Insuring one person resulting in damage to Agreements of this bond on account of or destruction or misplacement of loss as specified, respectively, in Property, shall be deemed to be sub-sections (a), (b), (c), (d) and
     one loss, or                         (e) of  Section 9,  NON-REDUCTION  AND
(c) all wrongful acts, other than NONACCUMULATION OF LIABILITY AND TOTAL those specified in (a) above, of LIABILITY, unless the amount of such any one person shall be deemed to loss, after deducting the net amount
     be one loss, or                      of all  reimbursement  and/or recovery
(d) all wrongful acts, other than obtained or made by the insured, other those specified in (a) above, of than from any bond or policy of one or more persons (which insurance issued by an insurance dishonest act(s) or act(s) of company and covering such loss, or by
     Larceny or Embezzlement  include,    the  Underwriter  on  account  thereof
     but are not limited to, the prior to payment by the Underwriter of failure of an Employee to report such loss, shall exceed the Deductible such acts of others) whose Amount set forth in Item 3 of the dishonest act or acts Declarations hereof (herein called intentionally or unintentionally, Deductible Amount) and then for such knowingly or unknowingly, excess only, but in no event for more directly or indirectly, aid or than the applicable Limit of Liability aids in any way, or permits the stated in Item 3 of the Declarations.
     continuation  of,  the  dishonest         The   Insured   will   bear,   in
     act or acts of any other person addition to the Deductible Amount, or persons shall be deemed to be premiums on Lost Instrument Bonds as
     one loss  with the act or acts of    set forth in Section 7.
     the persons aided, or                     There  shall  be  no   deductible
(e)  any one  casualty  or event other    applicable to any loss under  Insuring
     than those specified in (a), (b),    Agreement   A    sustained    by   any
     (c) or (d)  preceding,  shall  be    Investment  Company  named as  Insured
     deemed to be one loss,  and shall    herein.
     be  limited  to  the   applicable
     Limit of Liability stated in Item
     3 of  the  Declarations  of  this    SECTION 13.  TERMINATION
     bond  irrespective  of the  total
     amount of such loss or losses and         The   Underwriter  may  terminate
     shall not be cumulative in this bond as an entirety by furnishing amounts from year to year or from written notice specifying the
     period to period.                    termination date which cannot be prior
     Sub-section (c) is not applicable to 90 days after the receipt of such to any situation to which the language written notice by each Investment
of sub-section (d) applies.               Company   named  as  Insured  and  the
                                          Securities  and  Exchange  Commission,
SECTION 10. LIMIT OF LIABILITY            Washington,   D.C.   The  Insured  may
                                          terminate  this bond as an entirety by
     With  respect  to  any  loss  set    furnishing   written   notice  to  the
forth  in  the   PROVIDED   clause  of    Underwriter. When the Insured cancels,
Section 9 of this bond which is the Insured shall furnish written recoverable or recovered in whole or notice to the Securities and Exchange
in  part  under  any  other  bonds  or    Commission,  Washington, D.C. prior to
policies issued by the Underwriter to 90 days before the effective date of the Insured or to any predecessor in the termination. The Underwriter shall interest of the Insured and terminated notify all other Investment Companies or cancelled or allowed to expire and named as Insured of the receipt of in which the period for discovery has such termination notice and the not expired at the time any such loss termination cannot be effective prior thereunder is discovered, the total to 90 days after receipt of written liability of the Underwriter under notice by all other Investment this bond and under other bonds or Companies. Premiums are earned until policies shall not exceed, in the the termination date as set forth
aggregate,    the    amount    carried    herein.

     This  Bond will  terminate  as to         Upon  receipt of such notice from
any  one   Insured,   (other   than  a    the  Insured,  the  Underwriter  shall
registered management investment give its written consent thereto: company), immediately upon taking over provided, however, that such
of such Insured by a receiver or other    additional   period   of  time   shall
liquidator  or  by  State  or  Federal    terminate immediately;
officials,  or  immediately  upon  the         (a)  on the effective date of any
filing of a  petition  under any State              other insurance  obtained by
or   Federal   statute   relative   to              the Insured,  its  successor
bankruptcy  or  reorganization  of the              in  business  or  any  other
Insured, or assignment for the benefit              party, replacing in whole or
of  creditors   of  the  Insured,   or              in   part   the    insurance
immediately  upon such Insured ceasing              afforded   by   this   bond,
to exist,  whether through merger into              whether  or not  such  other
another  entity,  or by disposition of              insurance  provides coverage
all of its assets.                                  for loss sustained  prior to
     This  Bond will  terminate  as to              its effective date, or
any registered  management  investment         (b)  upon    takeover    of   the
company upon the expiration of 90 days              Insured's  business  by  any
after written notice has been given to              State or Federal official or
the     Securities     and    Exchange              agency,  or by any  receiver
Commission, Washington, D.C.                        or  liquidator,   acting  or
     The Underwriter  shall refund the              appointed  for this  purpose
unearned  premium  computed  as  short              without the necessity of the
rates in accordance  with the standard              Underwriter giving notice of
short  rate  cancellation   tables  if              such  termination.   In  the
terminated  by the Insured or pro rata              event  that such  additional
if  terminated  for any other  reason.              period     of     time    is
     This Bond shall terminate                      terminated,    as   provided
     (a)  as to any  Employee  as soon              above, the Underwriter shall
          as any  partner,  officer or              refund any unearned premium.
          supervisory  Employee of the         The   right  to   purchase   such
          Insured, who is not in additional period for the discovery of collusion with such loss may not be exercised by any State Employee, shall learn of any or Federal official or agency, or by dishonest or fraudulent any receiver or liquidator, acting or act(s), including Larceny or appointed to take over the Insured's Embezzlement on the part of business for the operation or for the such Employee without liquidation thereof or for any other
          prejudice to the loss of any    purpose.
          Property  then in transit in
          the custody of such Employee    SECTION 15.  CENTRAL HANDLING OF
          and upon the  expiration  of                 SECURITIES
          ninety   (90)   days   after
          written   notice   has  been         Securities    included   in   the
          given to the  Securities and    systems  for the  central  handling of
          Exchange         Commission,    securities  established and maintained
          Washington,     D.C.    (See    by Depository  Trust Company,  Midwest
          Section 16[d]) and to the Depository Trust Company, Pacific Insured Investment Company, Securities Depository Trust Company,
          or                              and   Philadelphia   Depository  Trust
     (b)  as to any  Employee  90 days    Company,       hereinafter      called
          after    receipt   by   each    Corporations,  to  the  extent  of the
          Insured and by the Insured's interest therein as Securities and Exchange effective by the making of appropriate Commission of a written entries on the books and records of
          notice from the  Underwriter    such  Corporations  shall be deemed to
          of its  desire to  terminate    be Property.
          this   bond   as   to   such         The    words    "Employee"    and
          Employee, or                    "Employees" shall be deemed to include
     (c) as to any person, who is a the officers, partners, clerks and partner, officer or employee other employees of the New York Stock of any Electronic Data Exchange, Boston Stock Exchange, Processor covered under this Midwest Stock Exchange, Pacific Stock bond, from and after the Exchange and Philadelphia Stock time that the Insured or any Exchange, hereinafter called partner or officer thereof Exchanges, and of the above named not in collusion with such Corporations, and of any nominee in person shall have knowledge whose name is registered any security of information that such included within the systems for the person has committed any central handling of securities dishonest or fraudulent established and maintained by such act(s), including Larceny or Corporations, and any employee of any
     Embezzlement in the service of recognized service company, while such the Insured or otherwise, whether officers, partners, clerks and other
     such act be  committed  before or    employees  and  employees  of  service
     after   the  time  this  bond  is    companies  perform  services  for such
     effective.                           Corporations  in the operation of such
                                          systems.  For the purpose of the above
                                          definition   a   recognized    service
SECTION 14.  RIGHTS AFTER TERMINATION     company shall be any company providing
             OR CANCELLATION              clerks  or  other  personnel  to  said
                                          Exchanges or Corporation on a contract
     At   any   time   prior   to  the    basis.
termination  or  cancellation  of this         The  Underwriter   shall  not  be
bond as an entirety, whether by the liable on account of any loss(es) in Insured or the Underwriter, the connection with the central handling
Insured  may  give to the  Underwriter    of   securities   within  the  systems
notice that if desires under this bond    established  and  maintained  by  such
an additional period of 12 months Corporations, unless such loss(es) within which to discover loss shall be in excess of the amount(s)
sustained by the Insured  prior to the    recoverable  or  recovered  under  any
effective date of such termination or bond or policy if insurance cancellation and shall pay an indemnifying such Corporations,
additional premium therefor.              against  such  loss(es),  and then the
                                          Underwriter  shall be liable hereunder
only for the  Insured's  share of such         (d)  knowledge    possessed    or
excess  loss(es),  but in no event for              discovery    made   by   any
more  than  the  Limit  of   Liability              partner,      officer     or
applicable hereunder.                               supervisory  Employee of any
     For the  purpose  of  determining              Insured    shall   for   the
the Insured's share of excess loss(es)              purpose  of  Section  4  and
it shall be  deemed  that the  Insured              Section   13  of  this  bond
has an  interest  in  any  certificate              constitute    knowledge   or
representing  any  security   included              discovery    by   all    the
within such systems  equivalent to the              Insured, and
interest  the Insured  then has in all         (e)  if the first  named  Insured
certificates   representing  the  same              ceases  for any reason to be
security  included within such systems              covered   under  this  bond,
and that  such  Corporation  shall use              then the Insured  next named
their best  judgment  in  apportioning              shall      thereafter     be
the amount(s) recoverable or recovered              considered   as  the   first
under any bond or policy of  insurance              named    Insured   for   the
indemnifying such Corporations against              purposes of this bond.
such loss(es) in  connection  with the
central handling of securities  within
such systems among all those having an    SECTION 17.  NOTICE AND CHANGE
interest as  recorded  by  appropriate                  OF CONTROL
entries  in the books and  records  of
such Corporations in Property involved         Upon  the   Insured's   obtaining
in such loss(es) on the basis that knowledge of a transfer of its each such interest shall share in the outstanding voting securities which amount(s) so recoverable or recovered results in a change in control (as set in the ratio that the value of each forth in Section 2(a) (9) of the such interest bears to the total value Investment Company Act of 1940) of the of all such interests and that the Insured, the Insured shall within
Insured's   share   of   such   excess    thirty  (30)  days of  such  knowledge
loss(es)  shall be the  amount  of the    give written notice to the Underwriter
Insured's interest in such Property in    setting forth:
excess of the amount(s) so apportioned         (a)  the names of the transferors
to the Insured by such Corporations.                and   transferees   (or  the
     This   bond   does   not   afford              names   of  the   beneficial
coverage in favor of such Corporations              owners    if   the    voting
or  Exchanges  or any nominee in whose              securities  are requested in
name  is   registered   any   security              another name), and
included  within the  systems  for the         (b)  the  total  number of voting
central    handling   of    securities              securities   owned   by  the
established  and  maintained  by  such              transferors      and     the
Corporations,  and upon payment to the              transferees      (or     the
Insured by the  Underwriter on account              beneficial   owners),   both
of any loss(Es) within the systems, an              immediately before and after
assignment  of such  of the  Insured's              the transfer, and
rights  and causes of action as it may         (c)  the    total    number    of
have  against  such   Corporations  or              outstanding           voting
Exchanges  shall to the extent of such              securities.
payment,  be given by the  Insured  to         As used in this section,  control
the Underwriter, and the Insured shall means the power to exercise a execute all papers necessary to secure controlling influence over the to the Underwriter the rights provided management or policies of the Insured.
for herein.                                    Failure  to  give  the   required
                                          notice shall result in  termination of
                                          coverage of this bond,  effective upon
SECTION 16.  ADDITIONAL COMPANIES         the  date of  stock  transfer  for any
             INCLUDED AS INSURED          loss  in  which  any   transferee   is
                                          concerned or implicated.
     If  more  than  one  corporation,         Such notice is not required to be
co-partnership   or   person   or  any    given in the case of an Insured  which
combination of them be included as the    is an Investment Company.
Insured herein:
     (a)  the total  liability  of the
          Underwriter   hereunder  for    SECTION 18.  CHANGE OR MODIFICATION
          loss or losses  sustained by
          any  one or  more  or all of         This   bond  or  any   instrument
          them  shall not  exceed  the    amending or effecting  same may not be
          limit for which the changed or modified orally. No changes Underwriter would be liable in or modification thereof shall be
          hereunder  if all such  loss    effective   unless   made  by  written
          were sustained by any one of    endorsement  issued  to  form  a  part
          them.                           hereof  over  the   signature  of  the
     (b)  the one first  named  herein    Underwriter's               Authorized
          shall be  deemed  authorized    Representative.  When  a  bond  covers
          to make, adjust and receive only one Investment Company no change and enforce payment of all or modification which would adversely claims hereunder and shall affect the rights of the Investment be deemed to be the agent of Company shall be effective prior to 60 the others for such purposes days after written notification has and for the giving or been furnished to the Securities and receiving of any notice Exchange Commission, Washington, D. C. required or permitted to be by the Insured or by the Underwriter. given by the terms hereof, If more than one Investment Company is
          provided       that      the    named  as  the  Insured  herein,   the
          Underwriter shall furnish Underwriter shall give written notice each named Investment to each Investment Company and to the Company with a copy of the Securities and Exchange Commission, bond and with any amendment Washington, D.C. not less than 60 days thereto, together with a prior to the effective date of any copy of each formal filing change or modification which would of the settlement of each adversely affect the rights of such
          such  claim   prior  to  the    Investment Company.
          execution       of      such
          settlement,                     IN WITNESS  WHEREOF,  the  Underwriter
     (c)  the Underwriter shall not be    has caused this bond to be executed on
          responsible  for the  proper    the Declarations Page.
          application  of any  payment
          made hereunder to said first
          named Insured,

Great American Insurance Group                          INSURED COPY
Administrative Offices                                  124-40-49 - 09
580 Walnut Street
Cincinnati, Ohio  45202
Tel:  1-513-369-5000

                                  RIDER NO. 1

                               JOINT INSURED LIST

To be attached to and form part of Bond No. 124-40-49 - 09

In favor of       The Nottingham Company

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

         New Providence Investment Trust
         Wisdom Fund

         The Nottingham Investment Trust II
         Earnest Partners Fixed Income Trust
         The Brown Capital Management Equity Fund
         The Brown Capital Management Balanced Fund
         The Brown Capital Management Small Company Fund
         The Brown Capital Management International Equity Fund
         The Brown Capital Management Mid-Cap Fund

         Gardner Lewis Investment Trust
         The Chesapeake Growth Fund
         The Chesapeake Aggressive Growth Fund
         The Chesapeake Core Growth Fund

         Turnaround Investment Trust
         The Turnaround Fund

         Capital Management Investment Trust
         Capital Management Small-Cap Fund
         Capital Management Mid-Cap Fund

Great American Insurance Group                          INSURED COPY
Administrative Offices                                  124-40-49 - 09
580 Walnut Street
Cincinnati, Ohio  45202
Tel:  1-513-369-5000




         PMFM Investment Trust
         PMFM Managed Portfolio Trust
         PMFM Tactical Preservation Portfolio Trust
         PMFM Core Advantage Portfolio Trust

         Tilson Investment Trust
         Tilson Focus Fund
         Tilson Dividend Fund

         Hillman Capital Management Investment Trust
         The Hillman Advantage Equity Fund
         The Hillman Focused Advantage Fund

         The Piedmont Investment Trust
         The Piedmont Select Value Fund

         Giordano Investment Trust
         Giordano Fund



2. This rider shall become effective as of 12:01 a.m. on 10/01/2006 standard time.

Great American Insurance Group                          INSURED COPY
Administrative Offices                                  124-40-49 - 09
580 Walnut Street
Cincinnati, Ohio  45202
Tel:  1-513-369-5000


                                  RIDER NO. 2

                              INSURING AGREEMENT L


To be attached to and form part of Bond No.  124-40-49 - 09

in favor of       The Nottingham Company

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

                                COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or
(2) change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

     (a)  Property to be transferred, paid or delivered,
     (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
     (c) an unauthorized account or a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

     (i) cause the Insured or its agent(s) to sustain a loss, and
     (ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,
     (iii) and further provided such voice instructions or advices:

     (a) were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and
     (b) were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuos basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error omission of any Employee(s) or agent(s) of the Insured.

Great American Insurance Group                          INSURED COPY
Administrative Offices                                  124-40-49 - 09
580 Walnut Street
Cincinnati, Ohio  45202
Tel:  1-513-369-5000


                              SCHEDULE OF SYSTEMS

Insureds Proprietary System

2. As used in this Rider, Computer System means:

     (a) computers  with  related  peripheral  components,   including  storage
         components, wherever located,
     (b) systems and applications software,
     (c) terminal devices,
     (d) related communication networks or customer communication systems, and
     (e) related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusion in the attached bond, the following exclusions are applicable to this Insuring Agreement:

     (a) loss resulting directly or indirectly from the theft of confidential information, material or data: and (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

     (a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."
     (b) Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY
     (c) Section 10-LIMIT OF LIABILITY

5. The coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Dollars, $6,000,000.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $25,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

Great American Insurance Group                          INSURED COPY
Administrative Offices                                  124-40-49 - 09
580 Walnut Street
Cincinnati, Ohio  45202
Tel:  1-513-369-5000

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

     (a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
     (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at shore rates if this Rider is terminated or cancelled or reduces by notice from, or at the instance of the Insured.

11.   Section   4-LOSS-NOTICE-PROOF-LEGAL   PROCEEDING  of  the  Conditions  and
Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices."

12. Notwithstanding the foregoing, however, coverage afforded by the Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective as of 12:01 a.m. on 10/01/2006 standard time.

                      APPROVAL OF THE FIDELITY BOND RENEWAL
                     AND ALLOCATION AGREEMENT FOR THE TRUST

RESOLVED, that it is the finding of the Board of Trustees and a majority of those Trustees who are not "interested persons" of the Trust ("Independent Trustees"), as defined in the Investment Company Act of 1940, as amended ("1940 Act"), voting separately, that the Joint Insured Bond ("Bond") written by Great American Insurance Company in the amount of $6,000,000 covering, among others, each series of the Capital Management Investment Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the funds' portfolios, the number of other parties named as insured parties under said Bond, and the nature and size of the business activities of such other parties;

RESOLVED, that the Allocation Agreement as presented at this Meeting between the Trust and the other named insureds under the said Bond is approved in substantially the form presented to the Board of Trustees at this Meeting and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;

RESOLVED, that the premium on such Bond to be allocated to each series of the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Joint Insured Bond and the amount of the premium for such bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;

RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;

RESOLVED, that any one of the officers of the Trust are authorized and directed to take such actions and execute such documents as may be necessary to so amend the Allocation Agreement;

RESOLVED, that any one of the officers of the Trust are authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further

RESOLVED, that any and all actions of the officers of the Trust in connection with issuance and amendment of the Joint Insured Bond and Allocation Agreement are hereby approved, ratified, and confirmed in all respects.

                      APPROVAL OF THE FIDELITY BOND RENEWAL
                     AND ALLOCATION AGREEMENT FOR THE TRUST

RESOLVED, that it is the finding of the Board of Trustees and a majority of those Trustees who are not "interested persons" of the Trust ("Independent Trustees"), as defined in the Investment Company Act of 1940, as amended ("1940 Act"), voting separately, that the Joint Insured Bond ("Bond") written by Great American Insurance Company in the amount of $6,000,000 covering, among others, each series of the Gardner Lewis Investment Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the funds' portfolios, the number of other parties named as insured parties under said Bond, and the nature and size of the business activities of such other parties;

RESOLVED, that the Allocation Agreement as presented at this Meeting between the Trust and the other named insureds under the said Bond is approved in substantially the form presented to the Board of Trustees at this Meeting and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;

RESOLVED, that the premium on such Bond to be allocated to each series of the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Joint Insured Bond and the amount of the premium for such bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;

RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;

RESOLVED, that any one of the officers of the Trust are authorized and directed to take such actions and execute such documents as may be necessary to so amend the Allocation Agreement;

RESOLVED, that any one of the officers of the Trust are authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further

RESOLVED, that any and all actions of the officers of the Trust in connection with issuance and amendment of the Joint Insured Bond and Allocation Agreement are hereby approved, ratified, and confirmed in all respects.

                      APPROVAL OF THE FIDELITY BOND RENEWAL
                     AND ALLOCATION AGREEMENT FOR THE TRUST

RESOLVED, that it is the finding of the Board of Trustees and a majority of those Trustees who are not "interested persons" of the Trust ("Independent Trustees"), as defined in the Investment Company Act of 1940, as amended ("1940 Act"), voting separately, that the Joint Insured Bond ("Bond") written by Great American Insurance Company in the amount of $6,000,000 covering, among others, each series of the Hillman Capital Management Investment Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the funds' portfolios, the number of other parties named as insured parties under said Bond, and the nature and size of the business activities of such other parties;

RESOLVED, that the Allocation Agreement as presented at this Meeting between the Trust and the other named insureds under the said Bond is approved in substantially the form presented to the Board of Trustees at this Meeting and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;

RESOLVED, that the premium on such Bond to be allocated to each series of the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Joint Insured Bond and the amount of the premium for such bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;

RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;

RESOLVED, that any one of the officers of the Trust are authorized and directed to take such actions and execute such documents as may be necessary to so amend the Allocation Agreement;

RESOLVED, that any one of the officers of the Trust are authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further

RESOLVED, that any and all actions of the officers of the Trust in connection with issuance and amendment of the Joint Insured Bond and Allocation Agreement are hereby approved, ratified, and confirmed in all respects.

                      APPROVAL OF THE FIDELITY BOND RENEWAL
                     AND ALLOCATION AGREEMENT FOR THE TRUST

RESOLVED, that it is the finding of the Board of Trustees and a majority of those Trustees who are not "interested persons" of the Trust ("Independent Trustees"), as defined in the Investment Company Act of 1940, as amended ("1940 Act"), voting separately, that the Joint Insured Bond ("Bond") written by Great American Insurance Company in the amount of $6,000,000 covering, among others, each series of The Piedmont Investment Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the funds' portfolios, the number of other parties named as insured parties under said Bond, and the nature and size of the business activities of such other parties;

RESOLVED, that the Allocation Agreement as presented at this Meeting between the Trust and the other named insureds under the said Bond is approved in substantially the form presented to this Meeting and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;

RESOLVED, that the premium on such Bond to be allocated to each series of the Trust is approved by a majority of Independent Trustees, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond and the amount of the premium for such bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;

RESOLVED, that the Secretary, Assistant Secretary, Treasurer or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;

RESOLVED, that any one of the officers of the Trust are authorized and directed to take such actions and execute such documents as may be necessary to so amend the Allocation Agreement;

RESOLVED, that any one of the officers of the Trust are authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further

RESOLVED, that any and all actions of the officers of the Trust in connection with issuance and amendment of the Joint Insured Bond and Allocation Agreement are hereby approved, ratified, and confirmed in all respects.

                      APPROVAL OF THE FIDELITY BOND RENEWAL
                     AND ALLOCATION AGREEMENT FOR THE TRUST

RESOLVED, that it is the finding of the Board of Trustees and a majority of those Trustees who are not "interested persons" of the Trust ("Independent Trustees"), as defined in the Investment Company Act of 1940, as amended ("1940 Act"), voting separately, that the Joint Insured Bond ("Bond") written by Great American Insurance Company in the amount of $6,000,000 covering, among others, each series of the New Providence Investment Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the funds' portfolios, the number of other parties named as insured parties under said Bond, and the nature and size of the business activities of such other parties;

RESOLVED, that the Allocation Agreement as presented at this Meeting between the Trust and the other named insureds under the said Bond is approved in substantially the form presented to this Meeting and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;

RESOLVED, that the premium on such Bond to be allocated to each series of the Trust is approved by a majority of Independent Trustees, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Joint Insured Bond and the amount of the premium for such bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;

RESOLVED, that the Secretary, Assistant Secretary, Treasurer or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;

RESOLVED, that any one of the officers of the Trust are authorized and directed to take such actions and execute such documents as may be necessary to so amend the Allocation Agreement;

RESOLVED, that any one of the officers of the Trust are authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further

RESOLVED, that any and all actions of the officers of the Trust in connection with issuance and amendment of the Joint Insured Bond and Allocation Agreement are hereby approved, ratified, and confirmed in all respects.

                      APPROVAL OF THE FIDELITY BOND RENEWAL
                     AND ALLOCATION AGREEMENT FOR THE TRUST

RESOLVED, that it is the finding of the Board of Trustees and a majority of those Trustees who are not "interested persons" of the Trust ("Independent Trustees"), as defined in the Investment Company Act of 1940, as amended ("1940 Act"), voting separately, that the Joint Insured Bond ("Bond") written by Great American Insurance Company in the amount of $6,000,000 covering, among others, each series of The Nottingham Investment Trust II, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the funds' portfolios, the number of other parties named as insured parties under said Bond, and the nature and size of the business activities of such other parties;

RESOLVED, that the Allocation Agreement as presented at this Meeting between the Trust and the other named insureds under the said Bond is approved in substantially the form presented to the Board of Trustees at this Meeting and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;

RESOLVED, that the premium on such Bond to be allocated to each series of the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Joint Insured Bond and the amount of the premium for such bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;

RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;

RESOLVED, that any one of the officers of the Trust are authorized and directed to take such actions and execute such documents as may be necessary to so amend the Allocation Agreement;

RESOLVED, that any one of the officers of the Trust are authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further

RESOLVED, that any and all actions of the officers of the Trust in connection with issuance and amendment of the Joint Insured Bond and Allocation Agreement are hereby approved, ratified, and confirmed in all respects.

                      APPROVAL OF THE FIDELITY BOND RENEWAL
                     AND ALLOCATION AGREEMENT FOR THE TRUST

RESOLVED, that it is the finding of the Board of Trustees and a majority of those Trustees who are not "interested persons" of the Trust ("Independent Trustees"), as defined in the Investment Company Act of 1940, as amended ("1940 Act"), voting separately, that the Joint Insured Bond ("Bond") written by Great American Insurance Company in the amount of $6,000,000 covering, among others, each series of the Tilson Investment Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the funds' portfolios, the number of other parties named as insured parties under said Bond, and the nature and size of the business activities of such other parties;

RESOLVED, that the Allocation Agreement as presented at this Meeting between the Trust and the other named insureds under the said Bond is approved in substantially the form presented to the Board of Trustees at this Meeting and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;

RESOLVED, that the premium on such Bond to be allocated to each series of the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Joint Insured Bond and the amount of the premium for such bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;

RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;

RESOLVED, that any one of the officers of the Trust are authorized and directed to take such actions and execute such documents as may be necessary to so amend the Allocation Agreement;

RESOLVED, that any one of the officers of the Trust are authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further

RESOLVED, that any and all actions of the officers of the Trust in connection with issuance and amendment of the Joint Insured Bond and Allocation Agreement are hereby approved, ratified, and confirmed in all respects.

                      APPROVAL OF THE FIDELITY BOND RENEWAL
                     AND ALLOCATION AGREEMENT FOR THE TRUST

RESOLVED, that it is the finding of the Board of Trustees and a majority of those Trustees who are not "interested persons" of the Trust ("Independent Trustees"), as defined in the Investment Company Act of 1940, as amended ("1940 Act"), voting separately, that the Joint Insured Bond ("Bond") written by Great American Insurance Company in the amount of $6,000,000 covering, among others, each series of the Giordano Investment Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the funds' portfolios, the number of other parties named as insured parties under said Bond, and the nature and size of the business activities of such other parties;

RESOLVED, that the Allocation Agreement as presented at this Meeting between the Trust and the other named insureds under the said Bond is approved in substantially the form presented to the Board of Trustees at this Meeting and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;

RESOLVED, that the premium on such Bond to be allocated to each series of the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Joint Insured Bond and the amount of the premium for such bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;

RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;

RESOLVED, that any one of the officers of the Trust are authorized and directed to take such actions and execute such documents as may be necessary to so amend the Allocation Agreement;

RESOLVED, that any one of the officers of the Trust are authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further

RESOLVED, that any and all actions of the officers of the Trust in connection with issuance and amendment of the Joint Insured Bond and Allocation Agreement are hereby approved, ratified, and confirmed in all respects.

                      APPROVAL OF THE FIDELITY BOND RENEWAL
                     AND ALLOCATION AGREEMENT FOR THE TRUST

RESOLVED, that it is the finding of the Board of Trustees and a majority of those Trustees who are not "interested persons" of the Trust ("Independent Trustees"), as defined in the Investment Company Act of 1940, as amended ("1940 Act"), voting separately, that the Joint Insured Bond ("Bond") written by Great American Insurance Company in the amount of $6,000,000 covering, among others, each series of the PMFM Investment Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the funds' portfolios, the number of other parties named as insured parties under said Bond, and the nature and size of the business activities of such other parties;

RESOLVED, that the Allocation Agreement as presented at this meeting between the Trust and the other named insureds under the said Bond is approved in substantially the form presented to this meeting and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;

RESOLVED, that the premium on such Bond to be allocated to each series of the Trust is approved by a majority of Independent Trustees, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond and the amount of the premium for such bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;

RESOLVED, that the Secretary, Assistant Secretary, Treasurer or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;

RESOLVED, that the officers of the Trust are authorized and directed to take such actions and execute such documents as may be necessary to so amend the Allocation Agreement;

RESOLVED, that the officers of the Trust are authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further

RESOLVED, that any and all actions of the officers of the Trust in connection with issuance and amendment of the Joint Insured Bond and Allocation Agreement are hereby approved, ratified, and confirmed in all respects.

                      APPROVAL OF THE FIDELITY BOND RENEWAL
                     AND ALLOCATION AGREEMENT FOR THE TRUST

RESOLVED, that it is the finding of the Board of Trustees and a majority of those Trustees who are not "interested persons" of the Trust ("Independent Trustees"), as defined in the Investment Company Act of 1940, as amended ("1940 Act"), voting separately, that the Joint Insured Bond ("Bond") written by Great American Insurance Company in the amount of $6,000,000 covering, among others, each series of the Turnaround Investment Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the funds' portfolios, the number of other parties named as insured parties under said Bond, and the nature and size of the business activities of such other parties;

RESOLVED, that the Allocation Agreement as presented at this meeting between the Trust and the other named insureds under the said Bond is approved in substantially the form presented to this meeting and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;

RESOLVED, that the premium on such Bond to be allocated to each series of the Trust is approved by a majority of Independent Trustees, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond and the amount of the premium for such bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;

RESOLVED, that the Secretary, Assistant Secretary, Treasurer or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;

RESOLVED, that the officers of the Trust are authorized and directed to take such actions and execute such documents as may be necessary to so amend the Allocation Agreement;

RESOLVED, that the officers of the Trust are authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further

RESOLVED, that any and all actions of the officers of the Trust in connection with issuance and amendment of the Joint Insured Bond and Allocation Agreement are hereby approved, ratified, and confirmed in all respects.


                                                                                The Nottingham Group of Funds
2006 Fidelity Bond Allocation
                                                                                          -------------------------------
(for the policy period October 1, 2006 to October 1, 2007)                                     Base          Premium
                                                                                              $500.00       $19,014.00
                                                                                          -------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Investment Company                                               9/30/2006                   Asset
        Series                                                   Net Assets     Base Fee    Based Fee    Total Fee   Trust Total
---------------------------------------------------------------------------------------------------------------------------------

New Providence Investment Trust                                                                                        $655.06
     04 WISDOM FUND                                            $31,163,281.46    $500.00     $155.06     $655.06
The Nottingham Investment Trust II                                                                                    5,144.37
     33 EARNEST PARTNERS FIXED INCOME TRUST                     37,244,672.75     500.00      185.32      685.32
     37 THE BROWN CAPITAL MANAGEMENT EQUITY FUND                12,808,789.46     500.00       63.73      563.73
     38 THE BROWN CAPITAL MANAGEMENT BALANCED FUND              12,811,035.12     500.00       63.74      563.74
     39 THE BROWN CAPITAL MANAGEMENT SMALL COMPANY FUND        346,290,250.63     500.00    1,723.08    2,223.08
     40 THE BROWN CAPITAL MANAGEMENT INTERNATIONAL EQUITY FUND  14,481,812.28     500.00       72.06      572.06
     41 THE BROWN CAPITAL MANAGEMENT MID-CAP FUND                7,322,706.47     500.00       36.44      536.44
Gardner Lewis Investment Trust                                                                                        5,439.36
     54 THE CHESAPEAKE  GROWTH FUND                             13,735,841.19     500.00       68.35      568.35
     55 THE CHESAPEAKE AGGRESSIVE GROWTH FUND                    6,534,287.24     500.00       32.51      532.51
     58 THE CHESAPEAKE CORE GROWTH FUND                        771,434,332.22     500.00    3,838.50    4,338.50
DGHM Investment Trust(1)                                                                                                500.77
     46 DGHM ALL-CAP VALUE FUND                                    155,000.00     500.00        0.77      500.77
Turnaround Investment Trust                                                                                             536.39
     66 THE TURNAROUND FUND^(TM)                                (7,312,670.24)   (500.00)      36.39      536.39
Capital Management Investment Trust                                                                                   1,127.50
     73 CAPITAL MANAGEMENT SMALL-CAP FUND                        9,500,211.07     500.00       47.27      547.27
     75 CAPITAL MANAGEMENT MID-CAP FUND                         16,123,112.96     500.00       80.23      580.23
Hillman Capital Management Investment Trust                                                                           1,504.08
     105 THE HILLMAN ADVANTAGE EQUITY FUND                      23,500,670.94     500.00      116.93      616.93
     107 THE HILLMAN FOCUSED ADVANTAGE FUND                     77,807,020.57     500.00      387.15      887.15
The Piedmont Investment Trust                                                                                           567.91
     145 THE PIEDMONT SELECT VALUE FUND                         13,648,943.45     500.00       67.91      567.91
PMFM Investment Trust                                                                                                 1,949.99
     205 PMFM MANAGED PORTFOLIO TRUST                           55,135,968.03     500.00      274.34      774.34
     206 PMFM TACTICAL PRESERVATION PORTFOLIO TRUST             13,317,945.17     500.00       66.27      566.27
     207 PMFM CORE ADVANTAGE PORTFOLIO TRUST                    21,982,188.10     500.00      109.38      609.38
Tilson Investment Trust                                                                                               1,079.68
     135 TILSON FOCUS FUND                                       9,886,456.73     500.00       49.19      549.19
     136 TILSON DIVIDEND FUND                                    6,128,339.58     500.00       30.49      530.49
Giordano Investment Trust                                                                                               508.89
     150 GIORDANO FUND                                           1,787,006.85     500.00        8.89      508.89

---------------------------------------------------------------------------------------------------------------------------------
                       Totals                               $1,510,112,542.51 $11,500.00   $7,514.00  $19,014.00     $19,014.00
                                                            =====================================================================


(1) The registration statement for the fund is tentatively scheduled to become effective with the SEC during October/November 2006.

                     AGREEMENT CONCERNING JOINT INSURED BOND


     AGREEMENT  dated the 1st day of  October,  2006  among  Capital  Management
Investment Trust, Gardner Lewis Investment Trust, New Providence Investment Trust, and The Nottingham Investment Trust II, each a Massachusetts business trust; and Hillman Capital Management Investment Trust, PMFM Investment Trust, Turnaround Investment Trust, Tilson Investment Trust, The Piedmont Investment Trust, Giordano Investment Trust, and DGHM Investment Trust, each a Delaware business/statutory trust (individually, a "Trust" and collectively the "Trusts").

     Each of the Trusts has established various series of the Trusts ("Funds") and may establish additional Funds from time to time in the future. The Trusts are named as insureds under a joint insured bond in accordance with Rule 17g-1 of the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. In order to comply with paragraph (f) of such Rule, the Trusts hereby agree that, in the event recovery is received under the bond as a result of a loss sustained by more than one of the Trusts, each Trust shall receive an equitable and proportionate share of such recovery, but at least equal to the amount which the Trust would have received had the Trust provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1.

     A copy of the Agreement and Declaration of Trust or Trust Instrument of each Trust is on file with or has been made available to the Secretary of The Commonwealth of Massachusetts or the Secretary of the State of Delaware, as appropriate, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Trusts.

     IN WITNESS WHEREOF the parties hereto have caused this Agreement to be signed and their respective seals to be affixed by their respective officers thereunto duly authorized, all as of the day and year first above written.

                                    CAPITAL MANAGEMENT INVESTMENT TRUST


                                    By:  /s/ Julian G. Winters
[SEAL]                                   ___________________________________
                                         Julian G. Winters
                                         Secretary


                                    GARDNER LEWIS INVESTMENT TRUST


                                    By:  /s/ Julian G. Winters
[SEAL]                                   ___________________________________
                                         Julian G. Winters
                                         Secretary


                                    NEW PROVIDENCE INVESTMENT TRUST


                                    By:  /s/ Julian G. Winters
[SEAL]                                   ___________________________________
                                         Julian G. Winters
                                         Secretary


                                    THE NOTTINGHAM INVESTMENT TRUST II


                                    By:  /s/ Julian G. Winters
[SEAL]                                   ___________________________________
                                         Julian G. Winters
                                         Secretary

                                    HILLMAN CAPITAL MANAGEMENT INVESTMENT TRUST


                                    By:  /s/ Julian G. Winters
[SEAL]                                   ___________________________________
                                         Julian G. Winters
                                         Secretary


                                    PMFM INVESTMENT TRUST


                                    By:  /s/ Julian G. Winters
[SEAL]                                   ___________________________________
                                         Julian G. Winters
                                         Secretary


                                    TURNAROUND INVESTMENT TRUST


                                    By:  /s/ Julian G. Winters
[SEAL]                                   ___________________________________
                                         Julian G. Winters
                                         Secretary


                                    TILSON INVESTMENT TRUST


                                    By:  /s/ Julian G. Winters
[SEAL]                                   ___________________________________
                                         Julian G. Winters
                                         Secretary


                                    THE PIEDMONT INVESTMENT TRUST


                                    By:  /s/ Julian G. Winters
[SEAL]                                   ___________________________________
                                         Julian G. Winters
                                         Secretary

                                    GIORDANO INVESTMENT TRUST


                                    By:  /s/ Julian G. Winters
[SEAL]                                   ___________________________________
                                         Julian G. Winters
                                         Secretary


                                    DGHM INVESTMENT TRUST


                                    By:  /s/ Julian G. Winters
[SEAL]                                   ___________________________________
                                         Julian G. Winters
                                         Trustee
















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